Rimage Corporation

7725 Washington Avenue South

Edina, MN 55439

(952) 944-8144

February 26, 2013

VIA EDGAR

Attn:    Stephen Krikorian, Accounting Branch Chief

Attn:    Amanda Kim, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Rimage Corporation Form 10-K for the fiscal year ended December 31, 2011 filed March 15, 2012 Form 10-Q for the quarter ended September 30, 2012 filed November 9, 2012 File No. 000-20728

Dear Mr. Krikorian:

As requested, we are responding to your letter dated February 12, 2013. For convenience and clarity, we have set forth the text of your comments below. We are responding to the comments in the order presented.

Form 10-Q for the Quarter Ended September 30, 2012

Goodwill and Intangible Assets, page 10

1.	We note in your response to prior comment 2 you identified certain factors in determining that impairment triggering events had not occurred for the first and second quarters. Please tell us how you considered ASC 350-20-35-3F, 35-3G and 35-30 in your evaluation. Please clarify how the margin between the fair value and the carrying value of the reporting unit was considered in evaluating each event noted in your response. Explain how you considered the severity of the decline in your stock price in addition to the numerous events noted in your response that in aggregate appear to represent triggering events that would prompt an interim impairment test. Explain why you believe that deeming an event as “temporary” is sufficient when the events identified appear to indicate that the fair value of the reporting unit might be below its carrying value. Provide an analysis to explain why the various known events noted in your response were overcome by the subjective belief that the performance of your stock and operating results would “rebound.” Further, explain the weighting, if any, of each event, circumstance, and underlying cause of impairment indicators was applied to determine that the totality of these events and circumstances did not require the Company to perform Step 1 and 2 of the impairment test.

 Response:

ASC 350-20-35-3F, 35-3G and 35-30 collectively provide guidance in evaluating relevant events and circumstances to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Management considered this guidance in concluding that impairment triggering events had not occurred in the first and second quarters of 2012, as described below.

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The guidance indicates that an entity should place more weight on the events or circumstances that most affect a reporting unit’s fair value or the carrying amount of its net assets and should consider positive and mitigating events and circumstances that may affect its determination. Following are some of the key considerations management applied in assessing the relative significance of events and circumstances impacting its evaluation:

Consideration of margin between market capitalization and carrying value and decline in stock price:

-	Recent valuation of goodwill and intangible assets and absence of fundamental business changes impacting Qumu’s mid to long-term growth potential: Management conducted a full purchase accounting analysis during the fourth quarter 2011 as part of the acquisition of Qumu on October 10, 2011, and concluded that the valuation of intangible assets and goodwill at that time was appropriate. Qumu demonstrated strong revenue growth in periods prior to the acquisition, which management believed helped support forecast assumptions utilized as part of the purchase accounting analysis. While the integration of Qumu into the Company’s operations created disruptions impacting Qumu’s financial performance in the first half of 2012 (as described in our response to prior comment 2), Qumu’s core business strengths and growth potential identified as part of the due diligence process prior to the acquisition remained intact and management continued to believe that the longer range financial forecast utilized in the original valuation was achievable. Thus, the absence of fundamental changes impacting Qumu’s growth potential and market environment was a significant factor that led management to conclude that valuations of goodwill and intangible assets established less than nine months prior remained appropriate at March 31 and June 30, 2012.

-	Market capitalization shortfall from net equity not triggered solely by Qumu reporting unit: Rimage’s market capitalization has been below the carrying value of its net equity dating back to June 30, 2011, prior to the acquisition of Qumu in October 2011. This shortfall has been significantly impacted by an expectation in the market of flat to declining revenues for Rimage’s disc publishing business, which carries no goodwill or significant intangibles and generated 88% and 98% of the Company’s consolidated revenues for the years ended December 31, 2012 and 2011, respectively. As such, the shortfall in market capitalization is only partially related to the Qumu reporting unit and only one factor impacting management’s assessment. Further, the fluctuations in Rimage’s market capitalization tracked with the broader market measured by the S&P 500 and Nasdaq until approximately June 2012. As such, the shortfall of Rimage’s market capitalization relative to its carrying value in and of itself was not considered a significant indicator of impairment.
-	The Company experienced a stock price decline starting in mid Q2 2012, expanding the difference between carrying value and market capitalization. However, this decline was impacted by several factors creating selling pressures on the stock. These included:
o	The emerging, growth-oriented nature of the newly acquired Qumu business did not meet the profile of certain of Rimage’s longer-term institutional investors, subjecting Rimage’s stock to selling pressures.
o	Lower than planned financial performance from the Company’s disc publishing and Qumu business in the first half of 2012.
o	The lapse of restrictions under a lock-up agreement with selling shareholders of Qumu (primarily venture-backed investors) who had acquired 1 million Rimage shares upon sale of Qumu. Venture capital investors typically do not hold public company shares, creating selling pressure upon lapse of the selling restrictions.
o	These factors contributed to a decline in Rimage’s stock price, and as a result, Rimage no longer met the market capitalization thresholds of the Russell 3000 index as of June 2012, leading to a selloff of Rimage stock as funds were subject to automatic rebalancing of their portfolios. This created additional downward pressure on Rimage’s stock.

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-	Management did not determine that the resulting decrease in market capitalization in comparison to the market as of June 30, 2012 was for a sufficient duration to conclude that a triggering event had occurred, after considering the above and positive factors described below.

-	Closing of Significant Sales Arrangements in Late Q2 and Early Q3 and targeted investments in sales and marketing: Qumu closed a contract late in the second quarter 2012 for a $4.3 million multi-year term license with a Fortune 50 company, ending the second quarter with $6.6 million in backlog of contracted commitments, compared to $1.5 million at the end of the first quarter. Additionally, shortly after the end of the second quarter, Qumu closed another significant multi-year order with a large European telecommunications provider approximating 1.5 million Euros. These contracts were some of the largest arrangements entered into in Qumu’s history and were considered to be indicative of a positive trend for the entity. Additionally, the Company was actively investing in new direct and inside sales resources and making targeted investments in marketing throughout the first half of 2012 to address the slower than planned sales impacted by the integration process.

-	Significant growth in order backlog not yet disclosed to and assimilated by the market as of June 30, 2012: Management believed that the significant sales arrangements that were in the pipeline were an indication that the investments in sales and marketing were having a favorable impact and Qumu was building sales momentum after disruptions related to the acquisition. These developments, however, were not yet disclosed to the market until the Company’s Q2 earnings release was issued in late July 2012. Management believed that once the market was fully informed of these developments and their potential to favorably impact near-term and future operating results that Rimage’s stock price would also be positively impacted and the difference between carrying value and market capitalization that expanded in late Q2 would start to reduce. The closing of the significant sales arrangements and the belief that the market would respond favorably once disclosed were among the most important factors in management’s conclusion that an impairment trigger did not exist as of June 30, 2012.

Summary conclusion regarding relative weighting of events and circumstances:

-	The negative factors impacting management’s evaluation as of March 31 and June 30, 2012, primarily consisting of lower than planned sales by Qumu in the first half of 2012; a shortfall in Rimage’s market capitalization relative to its carrying value of net equity and a decline in Rimage’s stock price starting in the last half of Q2, were deemed to be less impactful on the fair value of Qumu than other positive and mitigating factors. As described above, the lower than planned sales in the first half of 2012 were deemed to be primarily influenced by disruptions caused by integration activities and not by fundamental changes in Qumu’s value proposition. Rimage’s shortfall in market capitalization relative to its equity value occurred several months before the acquisition of Qumu and was significantly impacted by an expectation in the market of flat to declining revenues for Rimage’s disc publishing business. While the shortfall started to expand in mid Q2, management believed the decline in Rimage’s stock price was triggered by selling pressures previously described. The decline in Rimage’s stock price, however, was not deemed to be of sufficient duration as of June 30, 2012 to lead management to a conclusion that a triggering event had occurred.
-	Positive factors impacting management’s evaluation as of March 31 and June 30, 2012, included a recent valuation of goodwill and intangible assets as part of the acquisition, an absence of fundamental business changes during the first half of 2012, targeted investments in sales and marketing, the closing of significant sales arrangements in late Q2 and early Q3 leading to record backlog levels and the belief that the market would respond favorably once these developments were disclosed. Management deemed these positive factors to be more impactful on Qumu’s fair value than the negative factors outlined above.

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-	In conclusion, after qualitatively weighting the positive and negative factors summarized above, management believes that the totality of the events and circumstances impacting its assessment supported a conclusion that it was not more likely than not that the fair value of the Qumu reporting unit was less than its carrying amount as of March 31 and June 30, 2012.

2.	We also note in your response to prior comment 2 that you disclose certain reasons for impairment. In this regard, please ensure that you provide a description of the detail facts and circumstances that led to the goodwill impairment charge as required by ASC 350-20-50-2.

 Response:

Following is a description of the facts and circumstances that led to a goodwill impairment charge, as required by ASC 350-20-50-2:

After the disclosure of the significant sales arrangements and growth in order backlog described above, Rimage’s stock price declined further as of September 30, 2012 to $6.75/share from $7.80/share at June 30, 2012, resulting in a continued and sustained decrease in market capitalization from June 30, 2012 through September 30, 2012, which at this stage, was no longer tracking with the overall market. Market capitalization as a percentage of net equity was approximately 55% as of September 30, 2012, compared to approximately 80% as of the acquisition date. The extended period of stock price decline during Q3 2012 led to an expanded difference in Rimage’s market capitalization relative to its carrying value, causing management to weigh this development as a more significant factor in evaluating whether an impairment triggering event had occurred as of September 30, 2012.

Third quarter revenue associated with the Qumu reporting unit doubled relative to revenue levels in each of the first and second quarters and the backlog of contracted commitments increased to $8.4 million as of September 30, 2012 from $6.6 million as of June 30, 2012. However, actual revenue growth in the third quarter was lower than financial projections developed at the time of our second quarter earnings release, impacted in part by the timing of customer purchase decisions.

Additionally, as part of its annual financial planning process initiated late in the third quarter, management reconsidered its revenue growth assumptions in light of an expected change in how some Qumu customers want to procure Qumu’s products and services. This change is expected to lead to an increased concentration of term/subscription license arrangements (for which revenue is recognized over the term of the arrangement) relative to perpetual license arrangements (for which revenue is recognized upon delivery).

The lower than projected third quarter Qumu revenue, coupled with the expected change in Qumu’s business model to an increased concentration of term arrangements resulted in a lowering of revenue growth assumptions over the next few years relative to projections developed at the time of the acquisition. These revised financial projections were used in management’s quarterly analysis as of September 30, 2012 to determine whether triggering events had occurred that would indicate the existence of a potential impairment of goodwill and amortizing intangible assets.

In summary, after consideration of the impact of the third quarter developments described above, management concluded that the negative factors summarized below outweighed other positive factors and a triggering event for impairment of Qumu’s goodwill and intangible assets existed as of September 30, 2012.

-	management’s lowering of revenue growth assumptions for the Qumu reporting unit, driven by another quarter of lower than planned sales and an expected increase in the concentration of term vs. perpetual license arrangements

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-	a sustained decrease in the Company’s stock price during the third quarter resulting in an expansion of the shortfall of Rimage’s market capitalization relative to the carrying value of its net equity

As a result, the Company performed an interim impairment test of goodwill and long-lived assets and recorded impairment charges as described in Note 7 of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2012.

___________________________________________

In response to your request, by this letter the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James R. Stewart at (952) 944-8144 if you have any questions or need additional information.

Sincerely,

Rimage Corporation

/s/ James R. Stewart

James R. Stewart, Chief Financial Officer